UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   SCHEDULE 13D

    Under the Securities Exchange Act of 1934
               (Amendment No.  11)*

              RESPONSE ONCOLOGY, INC.
                (Name of Issuer)

         Common Stock $.01 Par Value (1)
         (Title of Class of Securities)

                   761232-107
                 (CUSIP Number)

  Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
      Kansas City, MO  64108, (816) 292-2000
  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                    07/01/97
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box.  ______

Check the following box if a fee is being paid with this statement. ______ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Seafield Capital Corporation
          43-1039532

(2)     Check the Appropriate Box           (a)______
          if a Member of a Group            (b)______

(3)     SEC Use Only

(4)     Source of funds*
          WC

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)______

(6)      Citizenship or Place of Organization
           Missouri

           Number of Shares             (7)     Sole Voting Power
           beneficially Owned                   8,077,392
           by Each Reporting
           Person With                  (8)     Shared Voting Power
                                                -0-

                                        (9)     Sole Dispositive Power
                                                8,077,392

                                       (10)     Shared Dispositive Power
                                                -0-

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         8,077,392

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*              __X___


(13)     Percent of Class Represented by Amount in  Row (11)
         67.5%

(14)     Type of Reporting Person*
         CO

*  See Instructions before Filling Out!



Item 1.      Security and Issuer.

This Amendment No. 11 ("Amendment No. 11") to
Schedule 13D concerns the common stock, par value $.01 per share ("Common Stock") of Response Oncology, Inc. (formerly named Response Technologies, Inc.) ("Response"), whose principal executive offices are at 1775 Moriah Woods Boulevard,
Memphis, Tennessee  38117.   Amendment No. 11  amends an
original report (the "Original Report") on Schedule 13D respecting a purchase of shares of Common Stock on October 31, 1990, as amended by Amendment No. 1 to Schedule 13D, dated August 2, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated November 11, 1991 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated June 9, 1992 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated, August 4, 1992 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated May 13, 1993 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated February 17, 1995 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D, dated June 24, 1996 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D, dated September 4, 1996 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D, dated October 16, 1996 ("Amendment No. 9") and Amendment No. 10 to
Schedule 13D, dated March 7, 1997 ("Amendment No. 10") (collectively, Amendments No.1, No. 2, No.3, No. 4, No. 5, No.6, No. 7, No. 8, No. 9 and No. 10 are sometimes referred to as the "Prior Amendments"). The Issuer is the same Issuer referred to in the Original Report and in the Prior Amendments; the current name of the Issuer reflects a change effective November 1995. The Common Stock is the same class of stock reported on in the Original Report and in the Prior Amendments; the par value of the Common Stock was changed in November 1995 as a result of a 1 for 5 reverse stock split.

Item 2.    Identity and Background.

This report is filed by Seafield Capital Corporation ("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 5000 West 95th Street, Suite 260, P.O. Box 7568,
Shawnee Mission, Kansas 66207.   Seafield is a holding company
engaged through its subsidiaries in various activities. Its principal interests are its 82% owned subsidiary, LabOne, Inc. (formerly named Home Office Reference Laboratory, Inc.), a provider of clinical, substance abuse and insurance laboratory testing services whose offices are located at 10310 West 84th Terrace, Lenexa, Kansas 66214, and its interest in Response. Seafield also owns certain short-term and intermediate-term investment grade securities. On March 3, 1997, Seafield distributed to its shareholders all outstanding shares of a subsidiary company (i.e., SLH Corporation) which now owns all of those oil and gas, venture capital and real estate investments previously owned by Seafield.

Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Each person listed on Schedule 1 is a United States citizen.

During the past five years, neither Seafield nor to its knowledge, any of the persons identified in Schedule 1 has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

No amendment to this Item.

Item 4.     Purpose of the Transaction.

By a Press Release issued February 26, 1997, Seafield indicated that it might distribute to its shareholders all of its shares of Response Common Stock. On June 3, 1997, Response filed a Registration Statement with the Securities and Exchange Commission ("SEC") respecting, among other things, a distribution to Seafield shareholders of all shares of Response Common Stock owned by Seafield. The Registration Statement was filed pursuant to certain registration rights under Section 5.1 of that certain Securities Purchase Agreement dated September 26, 1990 between Response and Seafield (the "Securities Purchase Agreement"). On July 1, 1997, that Registration Statement was declared effective by the SEC and Seafield's Board of Directors declared a dividend to its shareholders of record as of July 11, 1997, payable July 25, 1997, in the form of all shares of Response Common Stock owned by Seafield; the distribution ratio will be approximately 1.24 shares of Response Common Stock for each share of Seafield common stock outstanding (i.e., 6,489,103).

Seafield has stated in the Original Report and the Prior Amendments that, except for rights granted to Seafield in the Securities Purchase Agreement filed as Exhibit (a) to Amendment No. 6, which rights are no longer material, it had no plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries;
(iv) any change in the present board of directors or management of Response; (v) any material change in the present capitalization or dividend policy of Response; (vi) any other material change in Response's business or corporate structure;
(vii) any change in Response's charter or bylaws which may impede the acquisition of control of Response by any person;
(viii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above. The foregoing statement remains accurate, except as otherwise set forth herein, with respect to Seafield's intent to distribute all shares of Response Common Stock owned by it to its shareholders, or in the Prior Amendments.

Item 5.     Interest in Securities of the Issuer.

           (a), (b), (c) and (d)

Seafield beneficially owns  8,077,392 shares of Response
Common Stock.   Seafield has sole power to vote and dispose of
all of such shares. The number of shares beneficially owned by Seafield constitutes approximately 67.5% of Response's outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of warrants, stock options or upon conversion of shares of Series A Convertible Preferred Stock of Response presently outstanding and owned by persons other than Seafield.

Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of Response stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

         Name                    Number of Shares

    Joseph T. Clark                 213,349
    W. Thomas Grant, II              11,400
    P. Anthony Jacobs                15,400
    James R. Seward                  15,400

Of the number of shares shown above, the following numbers consist of options which the indicated individuals have the right to exercise either presently or within 60 days: for Joseph T. Clark, 177,652; for W. Thomas Grant II, 11,000; for P. Anthony Jacobs, 11,000 and for James R. Seward, 11,000.

           (e)     Not Applicable.

Item 6.     Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.

No Amendment to this item.

Item 7.     Exhibits.

None.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SEAFIELD CAPITAL CORPORATION


By:      /s/  Steven K. Fitzwater
Steven K. Fitzwater, Vice President


Date:	July 10, 1997









SCHEDULE 1


          Directors of Seafield Capital Corporation

          Name, Occupation and Business Address

Lan C. Bentsen, Managing Partner
Remington Partners (investments)
3040 Post Oak Boulevard, Suite 200
Houston, Texas  77056

John C. Gamble, Managing Partner
Allen, Matkins Leck, Gamble and Mallory (law)
18400 Von Karmen, 4th Floor
Irvine, California  92715

William D. Grant, Retired
One Ward Parkway, Suite 130
Kansas City, Missouri  64112

W. Thomas Grant, II, Chairman of the Board and Chief Executive
Officer/Seafield Capital Corporation; Chairman of the Board,
President and Chief Executive Officer/LabOne, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Michael E. Herman, Chairman
Ewing Marion Kauffman Foundation
4900 Oak Street
Kansas City, Missouri  64112

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

David W. Kemper, Chairman, President and Chief Executive
Officer
Commerce Bancshares, Inc. (banking)
1000 Walnut Street, 18th Floor
Kansas City, Missouri  64106


John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
11401 Lamar Avenue
Overland Park, Kansas  66211-1598

James R. Seward, Executive Vice President and Chief Financial
Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Dennis R. Stephen, Chief Operating Officer
Tennessee Farmers Insurance Companies (insurance)
Post Office Box 307
Columbia, Tennessee  38401

          Executive Officers of Seafield Capital Corporation

           Name,  Position and Business Address

W. T. Grant, II
Chairman of the Board and Chief Executive Officer/Seafield
Capital Corporation
Chairman of the Board, President and Chief Executive
Officer/LabOne, Inc.
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

James R. Seward, Executive Vice President and Chief Financial
Officer
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Steven K. Fitzwater, Vice President, Chief Accounting Officer and Secretary
Seafield Capital Corporation
5000 West 95th Street, Suite 260
Post Office Box 7568
Shawnee Mission, Kansas 66207

Joseph T. Clark, President and Chief Executive Officer
Response Oncology, Inc.
1775 Moriah Woods Boulevard
Memphis, Tennessee  38117